SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): January 8, 2004

FIRSTMERIT CORPORATION
(Exact name of registrant as specified in its charter)

Ohio	0-10161	34-1339938
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS employer identification number)

III Cascade Plaza, 7th Floor Akron, Ohio	44308	(330) 996-6300
(Address of Principal Executive Offices)	(Zip Code)	(Telephone Number)

Copy to:

J. Bret Treier
Vorys, Sater, Seymour and Pease LLP
106 South Main Street, Suite 801
Akron, Ohio 44308
(330) 245-1153

TABLE OF CONTENTS

Item 5. Other Events

On January 7, 2004, FirstMerit Corporation issued a press release announcing the sale of a $22,560,000 portfolio of commercial loans to numerous buyers. The press release is attached as Exhibit 99.1.

Item 7 Financial Statements, *Pro Forma* Financial Information and Exhibits

(c) Exhibits

99.1 Text of FirstMerit Corporation Press Release dated January 7, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FirstMerit Corporation

Dated: January 8, 2004

By: /s/ Terrence E. Bichsel

Terrence E. Bichsel, Executive Vice
President and Chief Financial Officer